SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1 to

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ENTEROMEDICS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

29365M 208

(CUSIP Number of Common Stock Underlying Class of Securities)

Greg S. Lea

Senior Vice President and Chief Financial Officer

EnteroMedics Inc.

2800 Patton Road

St. Paul, Minnesota 55113

(651) 634-3003

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kenneth L. Cutler

Michael W. Clausman

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, Minnesota 55402

(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*: $579,300	Amount of Filing Fee**: $42.00

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 481,288 shares of the issuer’s common stock and have an aggregate value of $579,300 as of September 21, 2010, calculated based on a Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Value. The Transaction Valuation was calculated solely for purposes of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$42	Filing Party:	EnteroMedics Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	September 23, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check	the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Amendment No. 1 this (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2010 (the “Schedule TO”) by EnteroMedics Inc., a Delaware corporation (“EnteroMedics” or the “Company”), in connection with the Company’s offer to its employees to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2003 Stock Incentive Plan as described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated September 23, 2010, as amended October 25, 2010 (the “Offer to Exchange”) filed with the SEC as Exhibit (a)(1)(A) to this Amendment No. 1.

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(b) Securities.

This Tender Offer on Schedule TO relates to an offer by the Company to all of its employees (including executive officers) to exchange some or all of their outstanding options to purchase the Company’s common stock for fewer new options with exercise prices equal to the closing price per share of the Company’s common stock on the NASDAQ Capital Market on the date of grant (the “Offer”). A stock option will be eligible for exchange if: (i) it has an exercise price of greater than $6.00 per share; (ii) it was not granted in connection with the performance of consulting services for the Company; (iii) it is held by an employee of the Company who is eligible to participate in the Offer and (iv) it remains outstanding (i.e. unexpired and unexercised) as of the date of grant of the new options (such options are referred to herein as “Eligible Options”).

The Company is making the Offer to all of the employees of the Company who hold Eligible Options (referred to herein as the “Eligible Optionholders”). The Offer is not being made to non-employee directors, consultants and former employees of the Company. To remain eligible to participate in the Offer, the Eligible Optionholders must be employed by the Company on the date the Offer commences and remain employed through the date that the new options are granted.

As of September 15, 2010, approximately 481,288 shares were subject to Eligible Options. The actual number of shares subject to the stock options to be exchanged in the Offer will depend on the number of shares of common stock subject to Eligible Options tendered by the Eligible Optionholders and accepted for exchange.

The Offer is conditioned on obtaining the approval of the Company’s stockholders at the Special Meeting of Stockholders to be held on Friday, October 29, 2010. The Special Meeting was scheduled to be held on Friday, October 22, 2010, but was adjourned until 10:00 a.m. Central Time on October 29, 2010 due to insufficient quorum. The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election to Participate, attached hereto as Exhibit (a)(1)(B).

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” “Risk Factors,” “The Exchange Offer—Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “The Exchange Offer—Exchange Ratios,” “The Exchange Offer—Source and Amount of Consideration; Terms of New Options,” “The Exchange Offer—Conditions of This Exchange Offer” and “The Exchange Offer—Acceptance of Eligible Options for Exchange; Issuance of New Options” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and the sections under “This Exchange Offer” titled “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “Exchange Ratios,” “Source and Amount of Consideration; Terms of New Options,” “Conditions of This Exchange Offer,” “Procedures for Tendering Eligible Optons,” “Acceptance of Eligible Options for Exchange; Issuance of New Options,” “Withdrawal Rights,” “Extension of Exchange Offer; Termination; Amendment,” “Price Range of Our Common Stock,” “Information Concerning Us; Financial Information,” “Status of Eligible Options Acquired by Us in This Exchange Offer,” “Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory Approvals and “Material United States Income Tax Consequences” is incorporated herein by reference.

On October 22, 2010, the Company issued a press release announcing that it did not reach a quorum for the special stockholder meeting on Friday, October 22, 2010 and will adjourn the meeting until 10:00 a.m. Central Time on October 29, 2010 at the Company’s headquarters, 2800 Patton Road, St. Paul, Minnesota 55113. As of October 22, 2010, the quorum was at 49.33%. The Company also announced that the Offer has been extended and will now expire at 6:00 p.m. Central Time on October 29, 2010, unless further extended. As of October 22, 2010, a total of 479,216 shares of common stock underlying Eligible Options were validly tendered and not withdrawn, representing approximately 99.6% of the total number of shares of common stock underlying Eligible Options that may be tendered in the Offer. A copy of the press release announcing the adjournment of the special stockholder meeting and the extension of the Offer is attached as Exhibit (a)(1)(H) to this Amendment No. 1 and is incorporated herein by reference.

(b) Purchases.

The Company’s executive officers will be eligible to participate in the Offer to Exchange on the same terms and conditions as the Company’s employees. The information set forth in the Offer to Exchange under “The Exchange Offer—Procedures for Tendering Eligible Options” and “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangments Concerning Our Options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.

The information set forth in Offer to Exchange under “This Exchange Offer—Acceptance of Eligible Options for Exchange; Issuance of New Options,” “This Exchange Offer—Status of Eligible Options Acquired by Us in This Exchange Offer” and “This Exchange Offer—Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and “This Exchange Offer—Purpose of This Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under “This Exchange Offer—Source and Amount of Consideration; Terms of New Options,” “The Exchange Offer—Exchange Ratios” and “This Exchange Offer—Fees and Expenses” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under “This Exchange Offer—Conditions of This Exchange Offer” is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated September 23, 2010, as amended October 25, 2010

(a)(1)(H)	Press Release Announcing the Extension of the Exchange Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTEROMEDICS INC.

By:	/S/ GREG S. LEA
Name:	Greg S. Lea
Title:	Senior Vice President and Chief Financial Officer

Dated: October 25, 2010

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated September 23, 2010, as amended October 25, 2010

(a)(1)(B)*	Election to Participate

(a)(1)(C)*	Notice of Withdrawal

(a)(1)(D)*	Form of Email Communication to Eligible Optionholders

(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election to Participate

(a)(1)(F)*	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(G)*	Form of Confirmation Email to Participating Eligible Optionholders

(a)(1)(H)	Press Release Announcing the Extension of the Exchange Offer

(b)	Not applicable

(d)(1)	2003 Stock Incentive Plan, as amended (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 11, 2009 (File No. 001-33818), and incorporated herein by reference)†

(d)(2)	Standard form of Incentive Stock Option Agreement pursuant to the 2003 Stock Incentive Plan (previously filed as Exhibit 10.13 to the Company’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265), and incorporated herein by reference)†

(d)(3)	Standard form of Non-Incentive Stock Option Agreement pursuant to the 2003 Stock Incentive Plan (previously filed as Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265), and incorporated herein by reference)†

(d)(4)*	Form of Non-Incentive Stock Option Agreement for New Options for U.S. to be granted pursuant to the Exchange Offer†

(g)	Not applicable

(h)	Not applicable

*	Previously filed
†	Management contract or compensatory plan or arrangement